UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue
Aperia tower 1, #09-03/04
Singapore 339509
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in the registration statements of Bitdeer Technologies Group on Form F-3 (No. 333-273905, No. 333-278027, No. 333-278029, No. 333-280041 and No. 333-283732) and Form S-8 (No. 333-272858 and No. 333-275342), to the extent not superseded by documents or reports subsequently filed or furnished.

APPOINTMENT OF CHIEF TECHNOLOGY OFFICER

On January 19, 2025, the board of directors (the “Board”) of Bitdeer Technologies Group (the “Company”) approved the appointment of Ms. Yuling Ma to serve as the Chief Technology Officer of the Company, with immediate effect. Ms. Ma is a seasoned technology executive with extensive international experience. She has a proven history of driving technological innovation, program development, and strategic planning. Throughout her career, she has successfully led global teams and played a key role in the development of cutting-edge advertising technology platforms. In her new role at the Company, Ms. Ma will oversee the Company’s technology strategy, leading the development and launch of software products and services. Reporting directly to the Chief Executive Officer, she will collaborate closely with the management team to ensure that Company remains a global leader in technological advancements. Her leadership and vision are expected to accelerate innovation and fuel the Company’s global growth.

EXPLANATORY NOTE

The Company has previously furnished the at market issuance sales agreement, dated January 3, 2025, by and among the Company and Barclays Capital Inc., Cantor Fitzgerald & Co., A.G.P./Alliance Global Partners, The Benchmark Company, LLC, B. Riley Securities, Inc., BTIG, LLC, Keefe, Bruyette & Woods, Inc., Needham & Company, LLC, Northland Securities, Inc., Rosenblatt Securities Inc., Roth Capital Partners, LLC and StockBlock Securities LLC (the “Sales Agreement”) as exhibit 1.1 to the current report on Form 6-K dated January 3, 2025. The Sales Agreement is being refiled as exhibit 1.1 to this current report on Form 6-K, solely to fix the conformed signatures on the Sales Agreement. No other changes have been made.

EXHIBITS

Exhibit No.	Description

1.1†
At Market Issuance Sales Agreement, dated January 3, 2025, by and among the Company and Barclays Capital Inc., Cantor Fitzgerald & Co., A.G.P./Alliance Global Partners, The Benchmark Company, LLC, B. Riley Securities, Inc., BTIG, LLC, Keefe, Bruyette & Woods, Inc., Needham & Company, LLC, Northland Securities, Inc., Rosenblatt Securities Inc., Roth Capital Partners, LLC and StockBlock Securities LLC

† Certain schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

	By:	/s/ Jihan Wu
	Name:	Jihan Wu
	Title:	Chief Executive Officer

Date: January 21, 2025